Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES MEASURES TO ENSURE THE EQUAL TREATMENT OF ITS SHAREHOLDERS

Medellin, Colombia, January 28, 2019

The following rules defined by the Board of Directors and included in the Corporate Governance Code and the Bylaws of the Company, which are applicable to the legal representatives, managers, and employees of BANCOLOMBIA S.A. and FIDUCIARIA BANCOLOMBIA S.A. in order to assure equal treatment to all of its Shareholders, will be considered at the General Shareholders’ meeting to be held on March 22, 2019.

The prohibitions established in the Corporate Governance Code are:

1. Encouraging, promoting or suggesting to shareholders to grant powers of attorney in blank, without clearly indicating the name of the representative appointed to attend the General Shareholders’ Meeting.

2. Receiving from shareholders powers of attorney for the General Shareholders’ Meeting without clearly indicating the name of the representative appointed to attend the General Shareholders’ Meeting.

3. Admit as valid powers of attorney for the General Shareholders’ Meeting powers of attorney that do not meet the legal requirements, namely, that the powers of attorney be granted in writing, indicating the name of the proxy, the name of the shareholder the proxy is representing, if applicable, and the date of the meeting. The legal entities granting a power of attorney must also attach a recent certificate of existence and representation in accordance with the law.

4. Suggesting or deciding who will act as proxy representative for shareholders at the General Shareholders’ Meeting.

5. Recommending to the shareholders who they should vote for in a list. This does not preclude the Board of Directors and the President to present proposals to the General Shareholders’ Meeting.

6. Suggesting, coordinating or agreeing with any shareholder or any shareholders’ representative, voting in favor or against any proposal presented at the General Shareholders’ Meeting.

These prohibitions also apply to actions done through a representative, intermediary or interposed person.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837

In addition, pursuant to Article 33 of the Bylaws, the senior management and the employees will not be allowed to exercise powers of attorney to represent shares held by any other shareholder in the General Shareholders’ Meeting, nor substitute the powers of attorney granted to them. This prohibition does not apply to acts done by such persons in their capacity as legal representatives. Furthermore, these persons will not be allowed to vote, including their own shares, on decisions that relate to approval of the balance sheet, end of year accounts or liquidation matters.

The following officers will be responsible for implementing and verifying the fulfillment of the control procedures:

BANCOLOMBIA:

Legal Vice-president and Secretary General

Corporate and Institutional Legal Manager

FIDUCIARIA BANCOLOMBIA:

Director of Management of Fiduciary Business

Head of Management of Fiduciary Business

Analyst of Management of Fiduciary Business

These officers will check that the powers of attorney are granted in accordance with the Colombian Code of Commerce and the Board of Directors’ resolutions. The powers of attorney that contravene these dispositions will not be accepted.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837